# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Allot Ltd., CIK 0001365767
CUSIP: M0854Q105
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 45240
Date of event which requires filing of this statement: 11/12/2025
Amends the filing with accession number 0001104659-22-040264
Filed by CIK 0001734341
Persons authorized to receive notices and communications: Cynthia Paul, Lynrock Lake LP, 2 International Drive, Suite 130, Rye Brook, New York (NY), 10573, 914-449-4660

## Reporting persons
- Lynrock Lake LP (CIK 0001734341): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,011,295; shared voting power 0; sole dispositive power 10,011,295; shared dispositive power 0; aggregate amount beneficially owned 10,011,295 (20.7% of the class)
- Lynrock Lake Partners LLC (CIK 0001771092): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,011,295; shared voting power 0; sole dispositive power 10,011,295; shared dispositive power 0; aggregate amount beneficially owned 10,011,295 (20.7% of the class)
- Cynthia Paul (CIK 0001736572): type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 10,043,295; shared voting power 0; sole dispositive power 10,043,295; shared dispositive power 0; aggregate amount beneficially owned 10,043,295 (20.7% of the class)

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, par value ILS 0.10 per share
Name of issuer: Allot Ltd.
Address of issuer's principal executive offices: 22 Hanagar Street, Neve Ne'eman Industrial Zone B, Hod-Hasharon, Israel (L3), 45240
Comment: This Amendment No. 6 (this "Amendment No. 6" or this "Schedule 13D/A") amends and supplements the statement on Schedule 13D originally filed with the Securities and Exchange Commission (the "SEC") on March 30, 2022 and amended on June 15, 2022, September 15, 2022, November 15, 2022, November 21, 2023 and June 26, 2025 (as amended, the "Statement") by the Reporting Persons. This Amendment No. 6 is being filed to report the dilution of the Reporting Persons' beneficial ownership in the Issuer's ordinary shares and not as a result of any acquisition or disposition of securities by the Reporting Persons. Unless otherwise defined herein, capitalized terms used in this Amendment No. 6 shall have the meanings ascribed to them in the Statement. Unless amended or supplemented below, the information in the Statement remains unchanged.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 11 and 13 of each Reporting Person's cover page to this Schedule 13D/A set forth the aggregate number of ordinary shares and percentages of the ordinary shares beneficially owned by such Reporting Person and are incorporated by reference. The percentage set forth in each row 13 is based upon the sum of (i) 48,452,616 ordinary shares outstanding, as reported in the Issuer's proxy statement filed with the SEC on November 12, 2025 and (ii) 1,667 ordinary shares issuable upon the settlement of restricted share units held by Ms. Paul within 60 days.

The Reporting Persons' ownership of the Issuer's securities consists of (i) 10,011,295 ordinary shares held directly by Lynrock Fund; (ii) 30,333 ordinary shares held by Ms. Paul, which were received upon the vesting of restricted share units issued to Ms. Paul for service on the Issuer's board of directors; and (iii) 1,667 ordinary shares issuable upon the settlement of restricted share units scheduled to vest within 60 days of this filing held by Ms. Paul.

The Investment Manager is the investment manager of Lynrock Fund, and pursuant to an investment management agreement, the Investment Manager has been delegated full voting and investment power over securities of the Issuer held by Lynrock Fund. Ms. Paul, the Chief Investment Officer of the Investment Manager and Sole Member of the General Partner, the general partner of the Investment Manager, may be deemed to exercise voting and investment power over securities of the Issuer held by Lynrock Fund.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10 of each Reporting Person's cover page to this Schedule 13D/A set forth the number of ordinary shares as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days: Except as set forth herein, none of the Reporting Persons has effected any transactions with respect to the securities of the Issuer during the last 60 days.
Other persons with the right to receive dividends or sale proceeds: Certain feeder funds that invest in Lynrock Fund may have the right to receive dividends from, and proceeds from the sale of, the ordinary shares directly held by Lynrock Fund.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Exhibit 99.1 Joint Filing Agreement, dated March 30, 2022 (incorporated by reference to the Statement, filed on March 30, 2022).

## Signatures
- Lynrock Lake LP: /s/ Cynthia Paul, By Lynrock Lake Partners LLC, its General Partner, By Cynthia Paul, Sole Member (11/14/2025)
- Lynrock Lake Partners LLC: /s/ Cynthia Paul, By /s/ Cynthia Paul, Sole Member (11/14/2025)
- Cynthia Paul: /s/ Cynthia Paul, Cynthia Paul (11/14/2025)